Exhibit 12. Statement re computation of ratios

TORCHMARK CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollar amounts in thousands)

	Year Ended December 31,
	2009	2008	2007	2006	2005
Earnings:
Pre-tax earnings	$605,193	$661,257	$796,805	$773,570	$731,521

Fixed charges	71,570	64,918	69,533	75,133	62,775

Earnings before fixed charges	$676,763	$726,175	$866,338	$848,703	$794,296

Fixed charges:
Interest expense*	$69,260	$62,721	$67,089	$71,899	$60,290

Amortization of bond issue costs	672	508	475	1,237	644

Estimated interest factor of rental expense	1,638	1,689	1,969	1,997	1,841

Total fixed charges	$71,570	$64,918	$69,533	$75,133	$62,775

Ratio of earnings to fixed charges	9.5	11.2	12.5	11.3	12.7

Earnings before fixed charges	$676,763	$726,175	$866,338	$848,703	$794,296
Interest credited for deposit products	77,624	70,422	66,434	61,940	63,049

Adjusted earnings before fixed charges	$754,387	$796,597	$932,772	$910,643	$857,345

Fixed charges	$71,570	$64,918	$69,533	$75,133	$62,775
Interest credited for deposit products	77,624	70,422	66,434	61,940	63,049

Adjusted fixed charges	$149,194	$135,340	$135,967	$137,073	$125,824

Ratio of earnings to fixed charges including interest credited on deposit products as a fixed charge	5.1	5.9	6.9	6.6	6.8

Rental expense	$4,963	$5,118	$5,967	$6,050	$5,579

Estimated interest factor of rental expense (33%)	$1,638	$1,689	$1,969	$1,997	$1,841

*	There was no interest capitalized in any period indicated.